                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           SIBIA NEUROSCIENCES, INC.
   -------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON STOCK, $.001 PAR VALUE
  ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  825732100
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                                 (CUSIP Number)

                                CELIA A. COLBERT
                               MERCK & CO., INC.
                                ONE MERCK DRIVE
                      WHITEHOUSE STATION, NEW JERSEY 08889
                                 (908) 423-1000


                                   COPIES TO:


                           GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
  ------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communication)


                               November 12, 1999
  ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


  If the filing person had previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because of s5.ss.240.13d-1(e), 240.13d-1(f) or 240. 13(g), check the following box. / /

  -------------------
  *   This represents the final amendment.

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240. 13d-7 (b) for other parties to whom copies are to be sent.
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CUSIP No. 825732100

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MERCK & CO., INC.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [  ]
                                                            (b)  [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS

          WC

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY



       NUMBER OF       7  SOLE VOTING POWER

        SHARES              (SEE ITEM 5 )

     BENEFICIALLY      8  SHARED VOTING POWER

     OWNED BY EACH             - 0 -

       REPORTING       9  SOLE DISPOSITIVE POWER

      PERSON WITH           (SEE ITEM 5)

                      10  SHARED DISPOSITIVE POWER

                               - 0 -


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (SEE ITEM 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          [  ]

          100%

 14  TYPE OF REPORTING PERSON

          CO

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CUSIP No. 825732100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MC SUBSIDIARY CORP.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                           (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

          AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    / /
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            -0-

  REPORTING      9  SOLE VOTING POWER

 PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (SEE ITEM 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             / /
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14  TYPE OF REPORTING PERSON

          FORMERLY a CO
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     This Amendment No. 2 to Schedule 13D (which constitutes the Final
Amendment) amends and supplements the Schedule 13D originally filed on August 6, 1999, as amended and supplemented by Amendment No. 1 filed on September 3, 1999 (the "Schedule 13D") by Merck & Co., Inc., a New Jersey corporation ("Merck") and MC Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Merck ("Merger Sub"), relating to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $.001 per share ("Issuer Common Stock"; and, together with the associated stock purchase rights, the "Shares"), of SIBIA Neurosciences, Inc., a Delaware corporation (the "Issuer"), at $8.50 per Share in cash without interest, and the subsequent merger (the "Merger") of Merger Sub with and into Issuer upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 30, 1999, by and among Merck, Issuer and Merger Sub (the "Merger Agreement").


ITEM 4.  PURPOSE OF TRANSACTION.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 4 and Items 5(a)-(c) are hereby amended and supplemented by the addition of the following information:

     On November 12, 1999, pursuant to the terms and conditions of the Merger Agreement, Merger Sub was merged with and into the Issuer such that Issuer became a wholly owned subsidiary of Merck. By virtue of the Merger, each Share (other than Shares held by Issuer or Merck or any of their respective subsidiaries and other than Shares held by shareholders, if any, who perfect their appraisal rights under the Delaware General Corporation Law) was converted into the right to receive $8.50 in cash, without interest thereon. Each share of the common stock, par value $.01 per share, of Merger Sub was, by virtue of the Merger, converted into one share of the common stock of the Issuer. As a result of the Merger, Merck now beneficially owns 100% of the outstanding shares of common stock of Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Press Release issued on November 12, 1999.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   MERCK &  CO., INC.

                                   By:   /s/  Judy C. Lewent
                                       ----------------------
                                       Name:  Judy C. Lewent
                                       Title: Senior Vice President and
                                              Chief Financial Officer



                                   MC SUBSIDIARY CORP.

                                   By:   /s/  Judy C. Lewent
                                       -----------------------
                                       Name:  Judy C. Lewent
                                       Title: President


Dated: November 16, 1999